Filed by Jacobs Engineering Group Inc.
pursuant to Rule 425 under the Securities
Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: CH2M Hill Companies, Ltd.
Commission File No.: 000-27261

1.	What was announced today?

•	We announced an agreement to acquire CH2M to create a premier $15 billion global solutions provider.

•	This transaction marks a major milestone for our company and our industry as we unite two leading, innovative companies with complementary capabilities, cultures and relationships to set a new benchmark in client service and increase Jacobs’ reach and presence around the world.

•	The acquisition of CH2M provides Jacobs with a leading position in targeted high margin, high growth infrastructure and government services sectors, including water, transportation, environmental and nuclear.

•	By bringing the Jacobs and CH2M teams together and leveraging the strengths of both organizations, we believe we will bring more solutions to our clients, give more opportunity to our employees and position Jacobs for even greater levels of success well into the future.

•	Until the transaction closes, which we expect to occur in Jacobs’ fiscal 2018 first quarter ending in December 2017, Jacobs and CH2M must continue to operate as separate companies, and it will be business as usual.

2.	Who is CH2M?

•	CH2M is a world-renowned design, engineering and program management firm, and is a leader in key infrastructure and government service sectors that Jacobs has previously targeted for growth, including water, transportation, environmental and nuclear.

•	CH2M employs more than 20,000 people. The company leads the professional services industry in delivering sustainable solutions to promote positive societal, environmental and economic outcomes through the delivery of infrastructure. CH2M is ranked among the World’s Most Ethical Companies and top firms in environmental consulting and program management.

•	We have worked with the CH2M team on numerous projects over the years and know them well.

•	Our companies have complementary cultures and shared values that put people at the heart of the business and emphasize safety, sustainability, integrity and profitable growth.

•	We believe this will enable us to successfully integrate our companies to create one of the most technically advanced solutions providers in the world.

•	For more information on CH2M, please visit www.CH2M.com/.

3.	What are the benefits of the transaction?

•	The acquisition of CH2M provides Jacobs with a leading position in targeted high margin, high growth infrastructure and government services sectors, including water, transportation, environmental and nuclear.

•	Following the close of the transaction, Jacobs is expected to be a leading water design firm, a leader in transportation, have among the broadest and deepest environmental capabilities in the industry, and achieve our objective of being a Tier 1 service provider to the global nuclear industry.

•	By applying CH2M’s advanced design, technical and program management expertise across Jacobs’ strong global platform and deep and long-standing relationships, will enable us to deliver more solutions to more clients in both the government and private sector.

•	We believe this transaction is a win-win for Jacobs and our stakeholders.

•	For employees, we expect exciting career development opportunities as part of a larger, more diversified, global organization.

•	For clients, we will seek to serve as a stronger partner and offer new, differentiated services and solutions.

•	For Jacobs’ shareholders, we expect to deliver significant value given the financial and operational strength we can create together.

4.	What does the transaction mean for Jacobs employees?

•	We believe this transaction will provide exciting career development opportunities for employees of both companies as part of a larger, more diversified, global organization.

•	At Jacobs, people are at the heart of the business, and at its foundation, this combination is fundamentally about people too. Both companies have talented, engaged teams centered on similar values that emphasize safety, sustainability, integrity and profitable growth.

•	By bringing CH2M and Jacobs together, we believe we will bring more solutions to our clients, give more opportunity to our employees and position Jacobs for even greater levels of success well into the future.

•	While the announcement of our agreement with CH2M is a significant milestone, it is just the first step towards Jacobs and CH2M working together.

•	Until the transaction closes, which we expect to occur in Jacobs’ fiscal 2018 first quarter ending in December 2017, Jacobs and CH2M must continue to operate as separate companies, and it will be business as usual.

•	As always, we must remain focused on our day-to-day responsibilities and serving our clients, with an emphasis on safety and delivering sustainable solutions.

5.	Will there be any changes to compensation or benefits plans?

•	Based on employee feedback, we are currently evaluating our benefits.

•	We do not expect this transaction to result in any changes to our employees’ compensation or benefit plans at this time, but we are evaluating our current benefits packages and will update you as information becomes available.

•	Jacobs is committed to competitive compensation and benefits plans that attract, reward and incentivize world-class talent, consistent with its rankings among Forbes Best Large Employers list and Fortune Magazine’s Most Admired Companies in the World list. At Jacobs, we strive to maintain competitive plans that attract, reward and incentivize talent, and if there are any changes as part of our work to achieve these objectives, we will inform employees in advance.

6.	What are the plans for integrating the two companies? Who will lead the integration effort?

•	We have identified a great deal of synergies between the two companies which provides tremendous opportunity to outperform our competition in winning business and working on the most exciting projects and programs around the world.

•	Over the coming weeks, Jacobs and CH2M leadership will have more detailed discussions about how best to combine our two great companies in a way that builds on our collective successes and enables us to create a stronger organization moving forward.

•	As part of this effort, Jacobs has formed an Integration Management Office (IMO) to oversee a comprehensive, focused and disciplined integration process.

•	The IMO will be jointly led by senior executives from both companies on a dedicated, full-time basis, including Gary Mandel, Jacobs Executive Vice President of Integration, and Lisa Glatch, CH2M’s Executive Vice President for Growth and Sales.

•	As a result of Jacobs’ acquisition of Aker Solutions Process & Construction business in 2011, Gary joined Jacobs as Executive Vice President of Operations overseeing various global portfolios including, upstream and downstream oil and gas business, as well as the heavy process, biopharma, infrastructure, consulting, module fabrication, specialty chemicals and mining and minerals markets.

•	Gary previously served as Executive Vice President for Aker Solutions, overseeing their oil and gas, process, energy and government services business.

•	Gary’s prior leadership experience in infrastructure and government services, coupled with his current experience at Jacobs and the fact that he has successfully navigated acquisitions makes him a great fit for this new role.

•	Our priorities for the integration are – retaining and attracting the best talent, building on the strong culture foundations of both companies, ensuring base business performance, and developing and delivering cost and growth synergies.

•	We are committed to regularly keeping employees posted on our progress and integrations plans through normal course communications channels, such as emails, JacobsConnect, a microsite (www.Jacobs.com/CH2M) dedicated to the transaction.

•	Until the transaction closes, which we expect to occur in Jacobs’ fiscal 2018 first quarter ending in December 2017, Jacobs and CH2M must continue to operate as separate companies, and it will be business as usual.

7.	When will the transaction be completed? What can we expect between now and the close of the transaction?

•	We expect the transaction to close in Jacobs’ fiscal 2018 first quarter ending in December 2017, subject to the satisfaction of customary closing conditions, including regulatory approvals and approval by CH2M stockholders.

•	Importantly, until the transaction closes, Jacobs and CH2M must continue to operate as separate companies, and it will be business as usual.

•	We ask that you remain focused on your day-to-day responsibilities and serving your clients, with an emphasis on safety and delivering sustainable solutions.

•	We are committed to providing employees with updates as additional details are available.

8.	Are any layoffs planned as a result of the transaction?

•	Although we expect synergies associated with certain redundancies, it is important to emphasize that the premise of this transaction is growth, and talent retention is a top priority.

•	As we grow together, we expect this transaction will provide exciting career development opportunities for employees of both companies as part of a larger, more diversified, global organization.

•	Our intent is to capitalize on the capabilities and talent of both organizations and to maintain a strong workforce in each of our combined operations.

9.	Who will lead the combined company?

•	Jacobs will continue to be led by Steve Demetriou and our existing leadership team with some additional executive leaders from CH2M.

10.	Where will the combined company be headquartered?

•	Jacobs will continue to be headquartered in Dallas.

11.	What happens to CH2M’s headquarters in Denver?

•	Jacobs will continue to maintain a significant presence in Denver.

•	Denver remains one of the fastest growing cities in America, with significant investment in buildings and infrastructure to support the increased population. As a result, we intend to maintain a strong presence locally.

12.	Will any of Jacobs’ or CH2M’s offices be closed as a result of the transaction?

•	Until the transaction closes, Jacobs and CH2M must continue to operate as separate companies, and it will be business as usual.

•	Over the coming weeks, Jacobs and CH2M leadership will have more detailed discussions about how best to combine our companies, including evaluating areas where we have duplicative offices.

•	We are committed to keeping employees informed as decisions are made and additional details are available.

13.	Will we retain the Jacobs name? What happens to the CH2M brand?

•	We do not expect to change the Jacobs name as a result of this transaction.

•	We also recognize the value of the CH2M brand and will be considering this as part of the integration planning process.

•	Our intent is to build on our collective successes and create a stronger combined organization moving forward.

14.	How will this strategic combination benefit clients?

•	We believe this transaction is a win-win for all of our stakeholders, including our clients.

•	CH2M brings a strong leadership position in water, environmental and nuclear. Extending these complementary capabilities across Jacobs’ significant global operating platform will allows us to bring an expanded service offering to our customers around the world.

•	The combination will create a premier global water business and positions us as a Tier 1 player in the global nuclear and environmental sectors.

•	Transportation is a high growth industry and one in which resources are constrained due to the increasing magnitude of infrastructure needs globally. Combined, we can better serve our customers and execute mega-programs spanning highways, rail, aviation and ports – anywhere in the world.

•	In the life sciences and semiconductor space, Jacobs and CH2M respectively are complementary global leaders, and together will have the ability to deliver full, integrated solutions that we expect to provide significant growth opportunities for our people and the company.

•	Throughout the world, the need for Program Management Construction Management (PM/CM) has increased as the scale of projects and programs continue to grow. While both companies have strong skills in PM/CM, we believe great opportunities exists for our people to work on some of the world’s most exciting programs when we leverage CH2M’s portfolio of iconic projects.

15.	How can I learn more about this transaction?

•	For additional information on the combination and its benefits, please read the press release, which can be accessed on our website, www.jacobs.com.

•	We are committed to regularly keeping employees posted on our progress and integrations plans through normal course communications channels, such as leadership-hosted meetings, emails and a specific JacobsConnect page dedicated to the integration. We have also created an external microsite, www.Jacobs.com/CH2M, where you can find links to news stories, announcement details, additional information about CH2M and much more.

•	In addition, Steve and other members of our Executive Leadership Team have shared a video on JacobsConnect to provide additional details on the significant benefits for our employees, our clients and our shareholders.

•	As always, you may also contact your supervisor or HR representative.

16.	What should I say if I’m contacted by clients or other third parties about the transaction?

•	If clients ask about the transaction, we ask that you emphasize that it is business as usual at Jacobs and that we remain committed to providing them with the same excellent service and innovative solutions.

•	Upon completing the transaction, we expect to become an even stronger partner for clients with the ability to offer new and differentiated services and solutions.

•	With respect to questions you may get from others outside the company, please note that Jacobs employees are not authorized to speak publicly or communicate externally about this announcement on the Company’s behalf except for certain company executives.

•	Consistent with usual policies, any media inquiries you receive should be forwarded to Mendi Head at 214-920-8015 and any investor inquiries should be sent to Jonathan Doros at 214-583-8596.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M Hill Companies, Ltd. (“CH2M”) by Jacobs Engineering Group Inc. (“Jacobs”) pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Basketball Merger Sub Inc. (“Merger Sub”), Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’ executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. For a description of some additional factors that may occur that could cause actual results to differ from our forward-looking statements see Jacobs’ Annual Report on Form 10-K for the period ended September 30, 2016, and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016 and in particular “Risk Factors” discussing thereunder, as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.